Filed by BurTech Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934
Subject Company: Blaize, Inc.
Commission File No. 001-41139
Date: April 29, 2024

Blaize Secures $106 Million in Funding

Further Solidifying its Leadership Position in Edge AI Computing

EL DORADO HILLS, CA, April 29, 2024 – Blaize, the AI computing innovator revolutionizing edge computing solutions, today announced it has raised $106 million from existing investors, including Bess Ventures, Franklin Templeton, DENSO, Mercedes Benz, and Temasek and new investors Rizvi Traverse, Ava Investors and BurTech LP LLC.

Blaize provides full-stack AI-enabled computing solutions across diverse and expanding markets, encompassing automotive, mobility, retail, security, industrial automation, healthcare and others. Blaize’s programable American-made processor architecture and low-code/no-code software platform solutions enable enterprises to rapidly harness the power of AI at the periphery of the network and in the data center. These solutions deliver real-time insights and decision-making capabilities with speed and efficiency.

This efficient processor architecture is designed to address the inherent challenges of edge AI processing, providing high performance computing with low power consumption, minimal latency and high efficiency. The Blaize architecture includes its software suite composed of Blaize® AI Studio® and Blaize® Picasso® SDK (Software Development Kit), providing customers with a user-friendly and flexible means to swiftly develop and deploy applications at a highly optimized total cost of ownership.

“This investment lends further credence to our thesis that edge AI is revolutionizing all industries, and we are supercharging our roadmap to deliver its promise,” said Dinakar Munagala, CEO of Blaize. “Blaize has always focused on solving real customer problems and empowering developers and innovators. Our current and next-generation offerings will deliver value across all AI applications, including computer vision, transformers, and multimodal Generative AI. Our unique, fully programable approach makes us ready for the unknown. This is ideal in the fast- changing AI applications landscape, de-risking and reducing cost for our customers, scaling from the edge to the data center, with one uniform and complete hardware and software solution.”

In December 2023, Blaize announced its intention to go public through a business combination with Nasdaq-listed BurTech Acquisition Corp (“BurTech”). This funding will strengthen the company’s balance sheet and accelerate the Blaize roadmap of platforms and solutions for AI computing from the edge to the data center. The company expects to use the financing to capitalize on its current technology and strengthen its position in the market in hardware and software for automotive, computer vision, AI inference, and generative AI.

Latham & Watkins LLP is acting as legal counsel to Blaize on the financing.

About Blaize
Blaize has developed a purpose-built, full-stack programmable processor architecture suite and a low-code/no-code software platform that enables AI processing solutions for high-performance computing in multiple large and rapidly growing markets. The Blaize proprietary solutions enable enterprises to harness the power of AI at the periphery of the network and in the data center, delivering real-time insights and decision-making capabilities with speed and efficiency. Our efficient processor architecture addresses the inherent challenges of edge AI processing, providing high-performance computing at low power consumption, minimal latency, and high efficiency. Our comprehensive partner ecosystem of cloud service providers, independent software vendors, aggregators, industrial personal computer vendors, and others provides turn-key solutions based on and complementing our technologies. Blaize previously raised $224 million from strategic investors such as DENSO, Mercedes Benz, Magna, and Samsung and financial investors such as Franklin Templeton, Temasek, GGV, and Bess Ventures. Headquartered in El Dorado Hills (CA), Blaize has more than 200 employees worldwide with teams in San Jose (CA), Cary (NC), and subsidiaries in Hyderabad (India), Leeds and Kings Langley (UK), and Abu Dhabi (UAE).

Media Contact
Leo Merle | Blaize, Inc.
leo.merle@blaize.com

Blaize Investor Contact
Mark Roberts
Blueshirt Capital Advisors
ir@Blaize.com

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on beliefs and assumptions and on information currently available to BurTech and Blaize including statements regarding Blaize’s business plans and growth strategies, market opportunities, and financial prospects. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the previously disclosed proposed business combination (the “proposed transaction”) may not be completed in a timely manner or at all, which may adversely affect the price of BurTech’s securities; (ii) the risk that the proposed transaction may not be completed by BurTech’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BurTech; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by BurTech’s stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by BurTech’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain adequate financing to complete the proposed transaction and to support the future working capital needs of Blaize and the combined company; (v) the effect of the pendency of the proposed transaction on Blaize’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of Blaize and potential difficulties in the retention of Blaize’s employees as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against BurTech or Blaize related to the merger agreement and the proposed transaction; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed transaction; (ix) the ability to maintain the listing of BurTech’s securities on Nasdaq; (x) the price of BurTech’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Blaize operates, variations in performance across competitors, changes in laws and regulations affecting Blaize’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Blaize’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (xiii) the incurrence of significant expenses to remediate, or damage to Blaize’s reputation as a result of, any defects in Blaize’s products; and (xiv) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BurTech’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov and other documents filed, or to be filed with the SEC by BurTech, including the Registration Statement (defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither BurTech nor Blaize presently know or that BurTech or Blaize currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the definitive proxy statement to be filed by BurTech with the SEC, including those under “Risk Factors” therein, and other documents filed by BurTech from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BurTech and Blaize assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither BurTech nor Blaize gives any assurance that either BurTech or Blaize will achieve its expectations.

Additional Information and Where to Find It
In connection with the proposed transaction, BurTech intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”), and after the Registration Statement is declared effective, BurTech will mail a definitive proxy statement/prospectus relating to the proposed transaction to its stockholders. This press release does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BurTech may file other documents regarding the proposed transaction with the SEC, and BurTech’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the proposed transaction, as these materials will contain important information about Blaize, BurTech and the proposed transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of BurTech as of a record date to be established for voting on the proposed transaction and the other matters to be voted upon at a meeting of BurTech’s stockholders to be held to approve the proposed transaction and such other matters. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to BurTech Acquisition Corp., 1300 Pennsylvania Avenue, Suite 700, New York, NY 20006, Attention: Roman Livson, Chief Financial Officer.

Participants in Solicitation
BurTech, Blaize, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from BurTech’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BurTech’s stockholders in connection with the proposed transaction, including the names of such persons and a description of their respective interests, is set forth in BurTech’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Registration Statement regarding the proposed transaction when it becomes available. Stockholders will be able to obtain copies of the documents described in this paragraph that are filed with the SEC, once available, without charge at the SEC’s website at www.sec.gov, or by directing a request to BurTech Acquisition Corp., 1300 Pennsylvania Avenue, Suite 700, New York, NY 20006, Attention: Roman Livson, Chief Financial Officer.

No Offer or Solicitation
This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of BurTech or Blaize, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.